Exhibit 99.1

Cheche Group Announces Partnership with the Insurance Brokerage Firm in Xiaomi Group

BEIJING, China – March 28, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced it has entered into a partnership with Beijing Houji Insurance Brokerage Co., Ltd. (“Beijing Houji”), an affiliate of Xiaomi Corporation (“Xiaomi Group”), as Cheche continues to broaden its partner network with leaders in the new energy vehicle ("NEV") industry.

As an insurance service partner of Beijing Houji, the insurance brokerage firm in Xiaomi Group, Cheche offers a digital auto insurance transaction SaaS service platform with operational support. Cheche will provide auto insurance service solutions to car owners in multiple cities across the country, including Beijing, Shenzhen, Hangzhou, and others. In the future, these car owners will be able to efficiently complete insurance transactions and secure related services through Xiaomi EV’s application.

“NEVs and smart vehicles continue to transform the automotive industry, creating the need for new business models and service networks. Insurance, as a financial product that spans the lifecycle of vehicle ownership, has become an important gateway to aftermarket services, ushering in new opportunities for innovation," said Lei Zhang, Founder, co-CEO and Chairman of Cheche. "We look forward to growing our footprint through this exciting collaboration with Xiaomi Group as we take insurance solutions deeper into the technology stack and consumer experience.”

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185